Item 6

ICICI Limited


ICICI Bank: Technology and Internet initiatives drive Q3 99-2000 performance


ICICI Bank, the banking subsidiary of ICICI Ltd. (NYSE: IC and IC.D), which pioneered Internet Banking in India has seen a staggering 500% increase in Internet customers from 4,000 as on March 31, 1999 to 24,000 as on December 31, 1999. This sharp increase was facilitated by significant enhancements in the product portfolio offered through `Infinity", the Internet banking platform. The initiatives included online opening of bank accounts for NRI customers, the first pan-India web based bills payment system, Money2India - a remittance product for NRIs, and i-Payments - a path breaking B-to-B web based solution for supply chain management. "e-Invest", India's first Internet stock trading service available on www.icicidirect.com, is expected to seamlessly integrate ICICI Bank's accounts with ICICI's dematerialised security accounts and brokerage accounts, offering the customers the convenience of "one-click" stock trading.

ICICI Group as a part of its "Clicks and Bricks" strategy has been developing multiple access channels comprising lean brick and mortar branches, ATMs, call center, agents and Internet banking. The success of the strategy is reflected in the bank's financial performance where net profit of the bank in Q3: 99-2000, more than doubled to Rs. 282.6 mn as compared with Rs. 140.4 mn for the corresponding quarter in the previous year. Net profit during the first nine months of FY99-2000 increased by 64 percent, from Rs. 441 mn to Rs. 723.6 mn. ICICI Bank's deposits increased substantially by 83 per cent from Rs 46.4 bn as on December 31, 1998 to Rs 85 bn as on December 31, 1999, reaffirming its position as India's largest new private sector bank in terms of deposit base.

During April-December 1999, the Bank was able to significantly expand its distribution network and as on December 31, 1999 had 71 branches, 13 extension counters and 120 ATMs. This resulted in the number of depositors with the bank doubling in the same period to about 4,80,000 thereby reinforcing ICICI's "Clicks and Bricks" strategy.

ICICI bank has entered into agreements with leading corporates like BPL, Rediff.com, Usha Martin and Tata Communications for B-to-C solutions, which is expected to further strengthen the Internet banking product offering and services. ICICI Bank has recently signed a memorandum of understanding with Satyam Infoway Limited (Nasdaq: SIFY) for on-line distribution of the Bank's retail products. ICICI Bank will also open ATM centres and cash dispensers at Cyber cafes to be set up by SIFY all over the country - another wholesale access point for establishing relationships with the new generation customer. This is expected to increase potential customer access manifold.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', 'aim', 'likely', 'will likely result', 'believe', 'expected', 'will continue', 'anticipate', 'estimate', 'enable', 'enabling', 'intend', 'plan', 'contemplate', 'seek to', 'future', 'objective', 'goal', 'project', 'should', 'will pursue' and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our alliance with SIFY, and ICICI's Group's ability to obtain statutory and regulatory approvals and to successfully implement the integration of various systems in respect of the on-line brokering initiatives. In addition there would be certain uncertainties arising from the ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for Internet Banking and on-line brokering products, investment income, cash flow projections, our exposure to market risks, alliances with other corporates, as well as other risks detailed in the reports filed by ICICI Limited (promoter and holding company of the Bank) with the Securities and Exchange Commission of the United States of America. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

January 19, 2000

Contact: Mr. Mohan Shenoi on +91-22-6531414 or email to   shenoimn@icicibank.com

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